UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Societal CDMO, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75629F109

(CUSIP Number)

Ajay Damani

Chief Executive Officer

14205 Myerlake Circle

Clearwater, Florida 33760

Telephone: (727) 259-6950

With a copy to:

Gerald F. Roach

Byron B. Kirkland

Heyward D. Armstrong

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Raleigh, North Carolina 27609

(919) 821-1220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 75629F109

1	NAME OF REPORTING PERSON Cane Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,936,349 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,936,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.51% (2)
14	TYPE OF REPORTING PERSON CO

(1)

The reported amount reflects shares that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreement described in Item 4 below.

(2)	Based upon the sum of 105,572,740 shares of the Issuer’s common stock outstanding as of February 25, 2024, based on information provided by the Issuer.

CUSIP NO. 75629F109

1	NAME OF REPORTING PERSON CoreRx, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,936,349 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,936,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.51% (2)
14	TYPE OF REPORTING PERSON CO

(1)

The reported amount reflects shares that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreement described in Item 4 below.

(2)	Based upon the sum of 105,572,740 shares of the Issuer’s common stock outstanding as of February 25, 2024, based on information provided by the Issuer.

CUSIP NO. 75629F109

1	NAME OF REPORTING PERSON NQ PE Project Stingray Midco Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,936,349 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,936,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.51% (2)
14	TYPE OF REPORTING PERSON CO

(1)

The reported amount reflects shares that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreement described in Item 4 below.

(2)	Based upon the sum of 105,572,740 shares of the Issuer’s common stock outstanding as of February 25, 2024, based on information provided by the Issuer.

CUSIP NO. 75629F109

1	NAME OF REPORTING PERSON NQ PE Project Stingray Topco Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,936,349 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,936,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.51% (2)
14	TYPE OF REPORTING PERSON CO

(1)

The reported amount reflects shares that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreement described in Item 4 below.

(2)	Based upon the sum of 105,572,740 shares of the Issuer’s common stock outstanding as of February 25, 2024, based on information provided by the Issuer.

CUSIP NO. 75629F109

1	NAME OF REPORTING PERSON NQ PE Project Stingray Parent, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,936,349 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,936,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.51% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reported amount reflects shares that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreement described in Item 4 below.

(2)	Based upon the sum of 105,572,740 shares of the Issuer’s common stock outstanding as of February 25, 2024, based on information provided by the Issuer.

CUSIP NO. 75629F109

1	NAME OF REPORTING PERSON NQ PE Project Stingray Parent GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,936,349 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,936,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.51% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reported amount reflects shares that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreement described in Item 4 below.

(2)	Based upon the sum of 105,572,740 shares of the Issuer’s common stock outstanding as of February 25, 2024, based on information provided by the Issuer.

CUSIP NO. 75629F109

1	NAME OF REPORTING PERSON NQ PE I GP, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,936,349 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,936,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.51% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reported amount reflects shares that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreement described in Item 4 below.

(2)	Based upon the sum of 105,572,740 shares of the Issuer’s common stock outstanding as of February 25, 2024, based on information provided by the Issuer.

Item 1.	Security and Issuer.

This Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Societal CDMO, Inc., a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1 E. Uwchlan Avenue, Suite 112, Exton, Pennsylvania, 19341.

Item 2.	Identity and Background.

(a) This Statement is being jointly filed by (i) Cane Merger Sub, Inc. (“Merger Sub”), (ii) CoreRx, Inc. (“CoreRx”), (iii) NQ PE Project Stingray Midco Inc. (“Midco”), (iv) NQ PE Project Stingray Topco Inc. (“Topco”), (v) NQ PE Project Stingray Parent, L.P. (“Stingray LP”), (vi) NQ PE Project Stingray Parent GP, Ltd. (“Parent GP”), and (vii) NQ PE I GP, Ltd. (“NQ PE I GP” and together with Merger Sub, CoreRx, Midco, Topco, Stingray LP, and Parent GP, collectively, the “Reporting Persons”). Merger Sub is a wholly owned subsidiary of CoreRx; CoreRx is a wholly owned subsidiary of Midco; Midco is a wholly owned subsidiary of Topco; and Topco is a wholly owned subsidiary of Stingray LP. Parent GP is the general partner of Stingray LP, and NQ PE I GP is the sole member of Parent GP.

As a result of entering into the Tender and Support Agreements, CoreRx and the Supporting Shareholders may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5 under the Exchange Act. Each of the Reporting Persons expressly disclaims that he or it beneficially owns any of the Supporting Shareholder Shares (as defined and described in Items 4 and 5 of this Schedule 13D) (or the Shares underlying the stock options and restricted stock units that are subject to the Tender and Support Agreements), or that he or it is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 under the Exchange Act with the Supporting Shareholders.

The Reporting Persons are filing jointly, and the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 99.3 hereto and incorporated herein by reference. The Reporting Persons may be deemed to be a “group” as defined in Rule 13(d)-5(b) of the Exchange Act.

(b) The address of the principal business office of each of the Reporting Persons is c/o QHP Capital, L.P. 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612.

(c) The principal business of CoreRx, a Florida corporation, is drug formulation, development, manufacturing and packaging for global pharmaceutical and biopharmaceutical partners. Midco and Topco, each a Delaware corporation, are private equity investment vehicles. Stingray LP, a Cayman Islands exempted limited partnership, is a private equity investment vehicle. Parent GP, a Cayman Islands exempted company limited by shares, is engaged primarily in the business of serving as the sole general partner of Stingray LP. NQ PE I GP, a Cayman Islands exempted company limited by shares, is engaged primarily in the business of serving as the general partner or member of the general partner of various investment vehicles.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Statement is incorporated by reference in its entirety into this Item 3.

The Support Agreements described in Item 4 were entered into by the Supporting Shareholders as an inducement for the CoreRx and Merger Sub to enter into the Merger Agreement (as defined below). The Supporting Shareholder Shares (as defined below) have not yet been purchased by Merger Sub and no payments were made by or on behalf of Merger Sub to the Supporting Shareholders in connection with the execution of the Supporting Shareholder Agreements.

The total amount of funds required by CoreRx and Merger Sub to purchase all of the Shares pursuant to the Offer, complete the Merger, and make the other payments required under the Merger Agreement is approximately $183 million. CoreRx expects to fund these payments out of sources of available cash and via a debt commitment letter.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 4.

This statement is being filed in connection with the Merger Agreement (defined below) and the Tender and Support Agreements (defined below). The purpose of the Tender and Support Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On February 28, 2024, CoreRx and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding Shares for (i) $1.10 per Share (the “Offer Price”), in cash, subject to any applicable withholding of taxes and without interest. The Offer will initially expire one minute following 11:59 p.m. (Eastern Time) on the date that is 20 business days following the commencement of the Offer, subject to extension under certain circumstances.

Merger Sub’s obligation to accept for payment Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including that (i) the number of Shares “purchased” (as such term is defined in the Pennsylvania Business Corporation Law (the “PBCL”) by CoreRx or Merger Sub in accordance with the Offer, when considered together with all other Shares (if any) beneficially owned by CoreRx and Merger Sub, represent at least one more Share than 50% of the total number of outstanding Shares at the time of the expiration of the Offer; (ii) the representations and warranties of the Issuer contained in the Merger Agreement are accurate, subject to customary thresholds and exceptions; (iii) the Issuer has performed or complied with in all material respects its obligations or covenants required to be performed or complied with under the Merger Agreement; (iv) there is no governmental entity of competent and applicable jurisdiction having enacted, issued, promulgated, enforced or entered any order or law that is in effect and restrains, enjoins or otherwise prohibits or makes illegal consummation of the Offer or the Merger; (v) there has not been nor is there a continuing Material Adverse Effect (as defined in the Merger Agreement); and (vi) other customary conditions set forth in Annex I of the Merger Agreement have been satisfied.

Following the consummation of the Offer, upon the terms and conditions set forth in the Merger Agreement and in accordance with the PBCL, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) in the Merger. Subject to the consummation of the Offer, the Merger will be governed by and effected under Section 321(f) of the PBCL, with no shareholder vote required to consummate the Merger.

Pursuant to the Merger Agreement, each issued and outstanding Share (other than Shares (a) held by the Issuer (including those held in the Issuer’s treasury), (b) that as of immediately prior to the effective time of the Merger (the “Effective Time”) were owned by Parent, the Issuer or Merger Sub or any other direct or indirect wholly owned subsidiary of the Issuer, (c) irrevocably accepted for payment in the Offer, or (d) held by holders who have properly exercised their appraisal rights) will be automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price.

In addition, at the effective time of the Merger (the “Effective Time”), by virtue of, and as a condition to, the Merger and without any action on the part of any holder thereof:

•

Each option to purchase Shares (each, an “Issuer Option”), whether vested or unvested, that has a per share exercise price that is less than the Offer Price (an “In-the-Money Option”) that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive an amount in cash, without interest and subject to deduction for any required withholding under applicable tax law, from CoreRx, Merger Sub or the Surviving Corporation equal to the number of Share underlying such In-the-Money Option immediately prior to the Effective Time, multiplied by the excess of (A) the Offer Price over (B) the per share exercise price payable per Share under such In-the-Money Option;

•	Each Issuer Option that has a per share exercise price equal to or greater than the Offer Price (an “Out-of-the-Money Option”) will be cancelled without any consideration payable in respect thereof;

•

Each restricted stock unit of the Issuer that is outstanding immediately prior to the Effective Time, whether vested or not, will be canceled and converted into the right to receive, for each restricted stock unit of the Issuer, cash in an amount equal to the Offer Price;

•

Each warrant to purchase Shares (other than each Pre-Funded Warrant (as defined in the Merger Agreement)) that is outstanding immediately prior to the Effective Time will be cancelled without any consideration payable in respect thereof; and

•

Each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time will be converted into and thereafter evidence a warrant entitled the holder to receive upon exercise thereof, a cash amount determined based on the total number of Shares subject to such Pre-Funded Warrant immediately prior to the Effective Time, multiplied by the excess of (A) the Offer Price minus (b) the exercise price payable per Share under such Pre-Funded Warrant.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is listed as Exhibit 99.1 hereto and incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2024.

Tender and Support Agreements

On February 28, 2024, in connection with the execution of the Merger Agreement, the directors and executive officers of the Issuer and certain of their affiliates, along with certain other shareholders of the Issuer, including First Light Asset Management, LLC (the “Supporting Shareholders”), entered into Tender and Support Agreements with CoreRx and Merger Sub (the “Support Agreements”), which collectively own 26,936,349 Shares (collectively the “Supporting Shareholder Shares”) (not including an additional 3,117,036 stock options, 1,287,015 restricted stock units and 1,250,000 warrants that are subject to the Tender and Support Agreements), which represented approximately 25.51% of the outstanding Shares as of February 25, 2024, based on information provided by the Supporting Shareholders and the Issuer. Under the terms of the Support Agreements, each Supporting Shareholder has agreed, among other things, to (i) tender all of the Shares held by such Supporting Shareholder in the Offer; (ii) vote against other proposals that may impede, delay, postpone, interfere with, or prevent the consummation of the Offer or Merger; and (iii) agree to certain other restrictions on such shareholder’s ability to take actions with respect to the Issuer and his or its Shares, including, subject to certain exceptions, transfer such Shares.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is listed as Exhibit 99.2 hereto and incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2024.

The purpose of the Offer is for CoreRx to acquire control of the Issuer. The Offer would be the first step in CoreRx’s acquisition of the entire equity interest in the Issuer. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Merger Sub intends to complete the Merger as soon as practicable thereafter.

Following the Merger, the Issuer will become a wholly owned subsidiary of CoreRx. In addition, CoreRx will cause the Shares to be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act.

The Offer referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Issuer, nor is it a substitute for the tender offer materials that CoreRx will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, CoreRx will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. HOLDERS OF SHARES ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Issuer at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge on the Investor Relations page of the Issuer’s website at www.societalcdmo.com and by directing a request to the information agent for the tender offer, whose contact information will be set forth in the Offer to Purchase.

Item 5.	Interest in Securities of the Issuer.

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 105,572,740 shares of common shares outstanding as of February 25, 2024, based on information provided by the Issuer.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the aggregate number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The Reporting Persons have not entered into any transactions in the Shares during the past sixty (60) days. To the knowledge of the Reporting Persons, none of the individuals listed on Schedule I beneficially owns any of the Issuer’s common stock.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the information set forth in Items 3 and 4 of this Statement, which are incorporated into this Item 6 by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the Issuer’s shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.3 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated as of February 28, 2024, by and among CoreRx, Inc., Cane Merger Sub, Inc. and Societal CDMO, Inc. (incorporated by references to Exhibit 2.1 to the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on February 28, 2024)

99.2	Form of Tender and Support Agreement, dated as of February 28, 2024, by and among CoreRx, Inc., Cane Merger Sub, Inc. and each Supporting Shareholder (incorporated by references to Exhibit 99.1 to the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on February 28, 2024)

99.3	Joint Filing Agreement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct as of the date of this Schedule 13D.

CANE MERGER SUB, INC.

By:	/s/ Jeffrey Edwards
	Name:	Jeffrey Edwards
	Title:	President

CORERX, INC.

By:	/s/ Ajay Damani
	Name:	Ajay Damani
	Title:	Chief Executive Officer

NQ PE PROJECT STINGRAY MIDCO INC.

By:	/s/ Jeffrey Edwards
	Name:	Jeffrey Edwards
	Title:	President

NQ PE PROJECT STINGRAY TOPCO INC.

By:	/s/ Jeffrey Edwards
	Name:	Jeffrey Edwards
	Title:	President

NQ PE PROJECT STINGRAY PARENT, L.P.

By: NQ PE Project Stingray Parent GP, Ltd.
Its: General Partner

By:	/s/ Jeffrey Edwards
	Name:	Jeffrey Edwards
	Title:	Director

NQ PE PROJECT STINGRAY PARENT GP, LTD.

By:	/s/ Jeffrey Edwards
	Name:	Jeffrey Edwards
	Title:	Director

NQ PE I GP, LTD.

By:	/s/ Jeffrey Edwards
	Name:	Jeffrey Edwards
	Title:	Director

SCHEDULE A

1.	Cane Merger Sub, Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Cane Merger Sub, Inc. are set forth below. The address of Cane Merger Sub, Inc. is: c/o QHP Capital, L.P. 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612.

Name and Position	Principal Occupation	Citizenship

Jeffrey Edwards President and Board Member	Partner at private equity fund.	United States

Vern Davenport Secretary, Treasurer and Board Member	Partner at private equity fund.	United States

2.	CoreRx, Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of CoreRx, Inc. are set forth below. The address of CoreRx, Inc. is: c/o QHP Capital, L.P. 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612.

Name and Position	Principal Occupation	Citizenship

Ajay Damani Chief Executive Officer and Board Member	Chief Executive Officer of CoreRx, Inc.	United States

Anders Forsell Chief Financial Officer	Chief Financial Officer of CoreRx, Inc.	United States

Dan Dobry Chief Strategy Officer	Chief Strategy Officer of CoreRx, Inc.	United States

Vern Davenport Board Member	Partner at private equity fund.	United States

Nailesh Bhatt Board Member	Founder and Chief Executive Officer of VGYAAN Pharmaceuticals.	United States

Jeffrey Edwards Board Member	Partner at private equity fund.	United States

Frank Leo Board Member	Executive Operating Advisor at QHP Capital, Inc.	United States

Rick Schindewolf Board Member	Chief Financial Officer of SiO2 Materials Science.	United States

Jonathan Jonas Board Member	Chief Executive Officer of JVC Investment Partners	United States

3.	NQ PE Project Stingray Midco Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of NQ PE Project Stingray Midco Inc. are set forth below. The address of NQ PE Project Stingray Midco Inc.: c/o QHP Capital, L.P. 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612.

Name and Position	Principal Occupation	Citizenship
Jeffrey Edwards President and Board Member	Partner at private equity fund.	United States

Vern Davenport Secretary and Board Member	Partner at private equity fund.	United States

4.	NQ PE Project Stingray Topco Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of NQ PE Project Stingray Topco Inc. are set forth below. The address of NQ PE Project Stingray Topco Inc.: c/o QHP Capital, L.P. 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612.

Name and Position	Principal Occupation	Citizenship

Jeffrey Edwards President and Board Member	Partner at private equity fund.	United States

Vern Davenport Secretary and Board Member	Partner at private equity fund.	United States

5.	NQ PE Project Stingray Parent, L.P.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of NQ PE Project Stingray Parent, L.P. are set forth below. The address of NQ PE Project Stingray Parent, L.P.: c/o QHP Capital, L.P. 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612.

Name and Position	Principal Occupation	Citizenship

Jeffrey Edwards Director of NQ PE Project Stingray Parent GP, Ltd.	Partner at private equity fund.	United States

Ashton Poole Director of NQ PE Project Stingray Parent GP, Ltd.	Partner at private equity fund.	United States

6.	NQ PE Project Stingray Parent GP, Ltd.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of NQ PE Project Stingray Parent GP, Ltd. are set forth below. The address of NQ PE Project Stingray Parent GP, Ltd.: c/o QHP Capital, L.P. 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612.

Name and Position	Principal Occupation	Citizenship

Jeffrey Edwards Director	Partner at private equity fund.	United States

Ashton Poole Director	Partner at private equity fund.	United States

7.	NQ PE I GP, Ltd.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of NQ PE I GP, Ltd. are set forth below. The address of NQ PE I GP, Ltd.: c/o QHP Capital, L.P. 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612.

Name and Position	Principal Occupation	Citizenship

Jeffrey Edwards Director	Partner at private equity fund.	United States

Ashton Poole Director	Partner at private equity fund.	United States

Ernest Gerald Brown Director	Company director	United Kingdom

Vern Davenport Director and Vice President	Partner at private equity fund.	United States

Michael Sorensen Director and Vice President	Partner at private equity fund.	United States